UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 24, 2017

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 9. Other Events

Notice That Initial Decision on May 8, 2017 Has Become Final. The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by the Division of Enforcement and the Commission has not chosen to review the decision on its own initiative. On August 24, 2017 the Company received a Notice that the Initial Decision issued on May 8, 2017 has become Final. Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission’s Rules of Practice, that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Med-X, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, based on the findings and conclusions set forth therein, the temporary suspension of Med-X, Inc.’s Regulation A exemption is vacated and this administrative proceeding is dismissed.

On June 9, 2017 the Company filed a Post-Effective Amendment for its Regulation A Offering. The Company received notice that its Post-Effective Amendment was Qualified by the Securities & Exchange Commission on June 30, 2017.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC. (Exact name of issuer as specified in its charter)

Date: August 29, 2017	By:	/s/ Matthew Mills
Matthew Mills
President

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